UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2026

Xiaoqing Wang
Chief Executive Officer
Bliss Network Technology Limited
Room 1803-7, No. 125 Liuying Road, Hongkou District
Shanghai, 200080

**Re: Bliss Network Technology Limited**
**Draft Registration Statement on Form F-1**
**Submitted August 4, 2026**
**CIK No. 0002043171**

Dear Xiaoqing Wang:

Our preliminary review of your publicly filed submission indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your publicly filed submission may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the publicly filed submission and we will not issue comments on the publicly filed submission at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services